Filed by RS Investment Trust.

Subject Company – The Park Avenue Portfolio, File No. 811-05641

The Guardian Variable Contract Funds, Inc., File No. 811-03636

The Guardian Cash Fund, Inc., File No. 811-03324

GIAC Funds, Inc., File No. 811-06231

The Guardian Bond Fund, Inc., File No. 811-03634

Filed pursuant to Rule 425 under the Securities Act of 1933;

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934.

GUARDIAN TO ACQUIRE A MAJORITY STAKE IN RS INVESTMENTS

Agreement Combines Strengths of Two Firms to Better Serve Customers, Investors

NEW YORK and SAN FRANCISCO (May 17, 2006)—The Guardian Life Insurance Company of America (Guardian) and RS Investments (RS) today announced that the New York-based insurer will acquire a 65% interest in RS, a privately held San Francisco investment management firm specializing in growth and value mutual funds and institutional accounts.

The transaction is subject to approval by the board and shareholders of the RS mutual funds, as well as regulators. Once the transaction is approved, RS will operate as an independent subsidiary of Guardian, under the leadership of CEO Terry Otton and the existing management team. The firm will maintain its current operations and continue to serve all its investors and clients. There will be no changes to the RS portfolio management teams. The two companies also propose to integrate all Guardian-sponsored funds into the RS mutual fund family later this year, subject to the approval of the board of trustees of both fund families and the shareholders of the Guardian-sponsored funds. With Guardian’s focus on core equity and fixed income products and RS’s expertise in growth and value products, a combined mutual fund family will include a more diversified range of funds than either company currently offers. The combination will raise RS’s assets under management to over $17 billion, from approximately $11.8 billion today.

“We are creating a mutually beneficial organization that offers growth opportunities for both firms, our policyholders, our investors, and our distributors,” said Dennis Manning, Guardian CEO. “This combination will create greater opportunity for current and future investors. Fund shareholders will have access to an expanded product line with complementary investment strategies. What’s more, we will continue to build on our tradition of combining professional advice and sound investment management to support our customers’ pursuit of their financial goals.”

“This transaction enables RS to maintain the continuity of our deeply embedded investment culture, rigorous investment processes, and experienced investment teams, while continuing to grow in a rapidly evolving industry,” said Terry Otton. “RS’s investment professionals and executives continue to retain substantial ownership in the firm. Additionally, this restructuring creates equity incentives for the next generation of RS professionals. Reflecting our rich legacy of two decades of success in investment management, RS will maintain a strong, performance-oriented investment culture, dedicated to delivering consistent, long-term results.”

“Within the investment industry and among financial professionals, RS has an outstanding reputation,” Manning said. “We will use Guardian’s extensive distribution platform to expand the breadth and depth of RS’s market penetration. The scope and scale of our distribution of RS mutual funds will bring more choices to more customers.”

“RS remains committed to meeting the needs of our individual and institutional investors. As a result of this transaction, we can offer access to a broader product line and increased services,” said Otton. “We recognize the added value financial intermediaries bring to many investors, and we anticipate that Guardian will be instrumental in building our presence with many of these organizations and their advisors.”

De Guardiola Advisors, Inc. acted as a financial adviser to Guardian, and Grail Partners LLC acted as financial adviser to RS on this acquisition. The terms of this agreement will not be disclosed.

About Guardian

Founded in 1860, The Guardian Life Insurance Company of America, New York, NY (Guardian) is the fourth largest mutual life insurance company in the United States. As of December 31, 2005, Guardian and its subsidiaries had $40.7 billion in assets (on a GAAP basis). With more than 5,000 employees and 3,000 financial representatives, as well as over 85 agencies nationwide, Guardian and its subsidiaries protect individuals, businesses, and their employees with life, disability, health, long-term care, and dental insurance products, and offer 401(k), financial products and trust services. More information about Guardian can be obtained at: www.GuardianLife.com.

About RS Investments

RS Investments is a San Francisco-based boutique investment management firm focused on domestic small- and mid-cap equities. RS has value and growth investment groups that manage no-load mutual funds and separate accounts for individual and institutional clients. The firm manages approximately $11.8 billion in mutual funds and institutional accounts. RS was founded in 1986.

For media inquiries, please contact:

Christine Moravec	Amy Hyde
Peppercom	RS Investments
Tel: 415-438-9824	Tel: 415-591-2751
cmoravec@peppercom.com	ahyde@rsinvestments.com

You should consider the investment objectives, risks, charges and expenses of RS Funds carefully before investing. A prospectus with this and other information may be obtained by calling (800)766-FUND (3863) or by visiting the Web site at www.RSinvestments.com. The prospectus should be read carefully before investing.

Investing in small- and mid-size companies can involve risks such as having less publicly available information, higher volatility, and less liquidity than in the case of larger companies. Investing in a more limited number of issuers and sectors can be subject to greater market fluctuation. Overweighting investments in certain sectors or industries increases the risk of loss due to general declines in the prices of stocks in those sectors or industries. Foreign securities are subject to political, regulatory, economic, and exchange-rate risks not present in domestic investments. The value of a debt security is affected by changes in interest rates and is subject to any credit risk of the issuer or guarantor of the security. Investments in companies in natural resources industries may involve risks including changes in commodities prices, changes in demand for various natural resources, changes in energy prices, and international political and economic developments.

Shareholders of the Guardian-sponsored mutual funds and RS-sponsored mutual funds should read the prospectus/proxy statement or proxy statement, as applicable, for their funds carefully when it is available because it will contain important and more complete information about the proposed transactions. The prospectus/proxy statement and proxy statement will set forth the identity of the participants in the proxy solicitation and a description of the participants’ direct or indirect interests, by security holdings or otherwise. No authorized offer of a security of the RS-sponsored mutual funds in connection with the proposed incorporation of the Guardian-sponsored funds into the RS mutual fund family may be made except pursuant to the final prospectus/proxy statement provided to shareholders of the Guardian-sponsored mutual funds. Once the prospectus/proxy statement or proxy statement, as applicable, are available, shareholders can get them and any other relevant documents for free at the Securities and Exchange Commission’s website (www.sec.gov) or by calling Guardian at (800) 221-3253 or RS at (800) 766-FUND.

PFPC Distributors, Inc., distributor. 760 Moore Road, King of Prussia, PA 19406  PR622RS

RS Investments

May 17, 2006

I am pleased to share with you that we have entered into an agreement with The Guardian Life Insurance Company of America in which Guardian will take a 65% ownership position in RS Investments. The remaining 35% ownership stake will remain with investment professionals and business managers of RS Investments (RS).

The transaction is subject to approval by the board and shareholders of the RS mutual funds as well as regulators. Once the transaction is approved, RS will operate as an independent subsidiary of Guardian under my leadership team. The firm will maintain its current operations and continue to serve all of its investors and clients. We plan to integrate all Guardian-sponsored funds into our mutual fund family later this year, subject to the approval of the board of trustees of both fund families and the shareholders of the Guardian-sponsored funds.

We believe that this combined mutual fund family will offer our current and future investors with many benefits:

•    No changes to portfolio management—the same performance-driven investment teams and dedicated investment research staff seeking consistency in our long-term returns.

•      This restructuring allows for continuity of equity ownership for the next generation of RS investment professionals—RS can maintain the firm’s culture and heritage in a dynamic, changing marketplace and continue to attract and retain investment talent.

•      Access to an expanded product line with complementary investment strategies.

•      Scale in fund business with opportunities for more services.

•      Long-term organizational stability with the strengths of Guardian as a partner.

We want to continue what our founding partners started more than 20 years ago, and we believe this partnership with Guardian is an important means of perpetuating our culture and ensuring that our investment processes remain consistent and dependable.

It is important to reiterate that there will be no changes to the RS portfolio management team and no changes to the RS Funds’ investment objectives and processes. Our focus on our core strengths remains unchanged: our people, our process, and our brand are still our best assets and will remain so with this partnership.

I want to ensure you that we are absolutely committed to continuing to improve this firm and to meet and exceed your expectations in managing your, or your clients’, capital. Should you have any questions, please call us at (800) 766-3863.

Thank you for entrusting us with your investments and for your continued confidence and support.

Sincerely

/s/ Terry R. Otton

Terry R. Otton

Chief Executive Officer

This report may be used only when preceded or accompanied by a prospectus. You should consider the investment objectives, risks, charges, and expenses of the RS Funds before making an investment decision. The prospectus contains this and other information - please read it carefully before investing or sending money.

Shareholders of the Guardian-sponsored mutual funds and RS-sponsored mutual funds should read the prospectus/proxy statement or proxy statement, as applicable, for their funds carefully when it is available because it will contain important and more complete information about the proposed transactions. The prospectus/proxy statement and proxy statement will set forth the identity of the participants in the proxy solicitation and a description of the participants’ direct or indirect interests, by security holdings or otherwise. No authorized offer of a security of the RS-sponsored mutual funds in connection with the proposed incorporation of the Guardian-sponsored funds into the RS mutual fund family may be made except pursuant to the final prospectus/proxy statement provided to shareholders of the Guardian-sponsored mutual funds. Once the prospectus/proxy statement or proxy statement, as applicable, are available, shareholders can get them and any other relevant documents for free at the Securities and Exchange Commission’s website (www.sec.gov) or by calling Guardian at (800) 221-3253 or RS at (800) 766-FUND.

For more information, contact RS Investments at 1-800-766-FUND or e-mail us at funds@RSinvestments.com. PFPC Distributors, Inc., distributor. ZZ6210RS